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                                                        Filed by SR Telecom Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                              Subject Company: Netro Corporation
                                                   Commission File No. 000-26963

                                 INVESTOR NOTICE

SR Telecom and Netro plan to file a registration statement on Form F-4, including a proxy statement/prospectus, and other relevant documents with the United States Securities and Exchange Commission concerning the acquisition, and Netro expects to mail the proxy statement/prospectus to its stockholders in connection with the acquisition. Investors and security holders are urged to read the proxy statement/prospectus carefully when it becomes available, because it will contain important information about SR Telecom, Netro and the acquisition. Investors and security holders will be able to obtain free copies of these documents, when they are available, through the website maintained by the United States Securities and Exchange Commission at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by SR Telecom by contacting SR Telecom Investor Relations, 8150 Trans-Canada Highway, Montreal, Quebec, H4S 1M5, (514) 335-1210. Investors and security holders may obtain free copies of the documents filed with the United States Securities and Exchange Commission by Netro Corporation by contacting Netro Corporation Investor Relations, 3860 North First Street, San Jose, California 95134, (408) 216-1500.

SR Telecom and Netro, and their respective directors, executive officers, certain members of management and employees, may be deemed to be participants in the solicitation of proxies from Netro's stockholders in connection with the merger. A description of the interests of Gideon Ben-Efraim, Netro Corporation's Chairman of the Board and Chief Executive Officer, and certain of Netro's other executive officers, employees and directors who may be deemed to be participants in the solicitation of proxies, and any additional benefit they may receive in connection with the merger, will be described in the proxy statement/prospectus.

INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE ACQUISITION.

Except for historical information provided herein, this document contains information and statements of a forward-looking nature within the meaning of the United States federal securities laws concerning the future performance of SR Telecom and SR Telecom's anticipated acquisition of Netro. Statements of expected synergies, accretion, and timing of closing are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Readers are advised that actual results may differ materially from expected results based on a number of factors, many of which are beyond the control of SR Telecom and Netro. Such factors include, without excluding other considerations, risks associated with the proposed acquisition, including the approval of the proposed merger by Netro stockholders, obtaining regulatory approval and the satisfaction of other closing conditions, fluctuations in quarterly results, evolution in customer demand for SR Telecom's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. A detailed discussion of other risks and uncertainties that could cause actual results and events to differ materially from the forward-looking statements contained in this document will be included

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in the proxy statement/prospectus to be filed by SR Telecom and Netro with the
United States Securities and Exchange Commission.


                        SR TELECOM/NETRO CONFERENCE CALL

                     THURSDAY, MARCH 27, 2003, 10:00 AM EST


MR. ST. ARNAUD: Thank you. My name is Pierre St. Arnaud, I'm the CEO of SR Telecom. Good morning, ladies and gentlemen. Welcome to our joint conference call to discuss SR Telecom's acquisition of Netro Corporation. With me in Montreal is David Adams, Vice President Finance and CFO of SR Telecom, and Alan Klein, Vice President Technology of SR Telecom. And as was said on the phone, we have a link with -- in San Jose with Gideon Ben-Efraim, President and Chief Executive Officer of Netro and Sanjay Khare, Netro's Chief Financial Officer.

I will provide you with an overview of today's events and then David Adams will talk about the financial aspect of the acquisition. Afterwards, we will be pleased to answer any question you may have.

Let me say, first of all, how delighted I am that we are able to join the considerable forces of SR Telecom and Netro. Netro has established itself as a leading provider of broadband fixed wireless equipment used by service providers to deploy voice and high speed data, access connections and metropolitan communication networks to both business and residential users. The Company offers a broad range of products with a wide set of license frequency for point-to-multipoint and point-to-point from 1.9 to 39 gigahertz.

Our two companies offer products that are almost completely complementary. For those of you unfamiliar with SR Telecom we are a world leader in Point-to-Multipoint Wireless Access Solutions which includes equipment, network planning, project management, installation, maintenance services and turnkey capability. Our products are used in over 110 countries in the world and provide high-quality voice and data for applications ranging from carrier-class telephone to service to high-speed Internet access.

This acquisition fits in perfectly with our growth strategy. Over the past two years we've made three acquisitions that have significantly extended our product offering and client base. The acquisition of Lucent's Wireless Access Solutions group has resulted in significant positive results most particularly with Telstra the leading full service provider in Australia. The technology assets we acquired from Nera Telecommunications have produced a strong product in the unlicensed band that is currently being trialed by customer in the U.S. and should lead to orders in the second half of this year. Our most recent acquisition of 1xEV-DO technology from Mergy is generating considerable interest among several of our existing customers.

The acquisition of Netro represents the step in SR Telecom's evolution. For us Netro represents an ideal fit.

The acquisition has three main benefits and they are significant.

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First, the addition of Netro's broadband product platform to SR Telecom's solutions portfolio solidifies our global leadership position by providing us with the industry's most complete portfolio of fixed wireless access products. We are now able to deliver a range of carrier-class last-mile broadband fixed wireless access solutions that are rapidly deployable, reliable and cost effective.

Specifically we acquire two key products in the acquisition, Netro's next generation 3.5 gigahertz Angel provides small business and residential users with toll-quality voice and broadband packet data services on a single platform. Moreover, Angel's leading non-line-of- sight OFDM-based technology ensures optimal coverage and capacity for our customers as well as significantly reduced operating and capital costs. The AirStar product is a high capacity carrier class fixed broadband wireless solution designed to solve the last mile bottleneck for large business applications.

Both the Angel and the AirStar products have an excellent track record for performance and stability.

According to market research firm Ovum the market for broadband fixed wireless access is expected to reach approximately sixteen million lines by 2008. So the potential of Netro's solution is considerable. The real synergy of this transaction involves combining our extensive commercial channel to market and turnkey solutions capability with Netro's well-developed and market-ready products. This joining of forces enables us to address a number of identified opportunities within our existing customer base and also positions us to pursue significant new contracts we would not otherwise be in a position to compete for.

The second key benefit of the acquisition is that it brings a number of advantages to our extensive customer base. The addition of Netro's broadband fixed wireless access platform enables the delivery of carrier-class voice and high speed data services to both residential and business users. Additionally the platforms makes it easier for both established and next generation service provides to deliver these services by facilitating an elegant and cost effective move from legacy narrow band networks. Essentially the Netro acquisition directly addresses the evolving needs of our global customer base and provides them with the opportunity to obtain the industry's best-in-class solutions from one company with proven technology installation and support capabilities.

The third important benefit of the acquisition is financial and I will now turn the call over to David Adams our CFO who will provide you with the financial components and structure of the transaction. David.

MR. ADAMS: Thank you, Pierre and good morning everyone. As Pierre has said the Netro acquisition also provides SR Telecom with some important financial benefits which will strengthen our balance sheet considerably.

First let me detail the terms of the transaction.

As we explained in our release the transaction will be structured as a merger in which a wholly-owned U.S. subsidiary of SR Telecom will merge with and into Netro. Netro shareholders will receive total consideration of approximately US$3.11 per share based on SR Telecom's closing price of C$0.75 per share as of March 26, 2003 amounting to an aggregate consideration of approximately US$121

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million which represents a premium of 28 percent to Netro's closing stock price of US$2.43 on March 26, 2003.

The consideration will be comprised of a dividend pay out by Netro of US $100 million and the issuance by SR Telecom of American Depositary Receipts representing 41.5 million of SR Telecom's common shares which will be exchangeable by Netro shareholders into SR Telecom common shares.

Following the transaction Netro shareholders will own approximately 43 percent of SR Telecom's common shares on a fully diluted basis. SR Telecom intends to file a registration statement with the Securities and Exchange Commission in order to register the American Depositary Receipts for sale in the United States and will seek to quote its shares on Nasdaq subject to compliance with the regulatory requirements of the Securities and Exchange Commission and of Nasdaq. Holders of approximately 12 percent of Netro shares have agreed to vote for the merger.

The Netro transaction will substantially improve our balance sheet. At closing we expect the combined company will have a consolidated cash balance of approximately C$75 million. After taking into account the anticipated restructuring costs, transaction expenses, and assumed liabilities, we anticipate that SR Telecom will gain incremental cash balances of over C$20 million. This solidifies our competitive position considerably, providing us with the financial strength and flexibility to continue to support our anticipated growth and our industry-leading technology. Based on our review of opportunities in our existing customer base we believe that the addition of Angel and AirStar will be a significant part of our achieving our target to double the revenues of the company. We anticipate that the acquisition will generate a positive contribution to earnings and to cash flow for fiscal 2004 and that the overall transaction will be neutral to earnings per share in 2004 and accretive to earnings per shares in 2005.

Thank you for your attention and I will now turn the call back to Pierre.

MR. ST. ARNAUD: Thank you, David, we would like now to open up the call for questions.

TELEPHONE OPERATOR: Barry Richards from CIBC World Markets please, go ahead.

MR. RICHARDS: Good morning, congratulations. I wondered if someone from Netro can just talk about the head count.

MR. KHARE: The head count, Barry, today is 135 approximately at Netro. We are in the process of going through with our friends at SR Telecom a review of the head count and developing a plan for the integration of the two entities certainly we would expect to eliminate some redundancies although I would like David Adams really to speak to that in greater detail.

MR. RICHARDS: Thanks Sanjay, and maybe you can just also give us an update on project Angel. I know previously you talked about a number of commercial deployments in that I think if I recall correctly you were looking for revenues in Q1 of this year?

MR. KHARE: Yes, our historical plan had been for Angel revenues in the first quarter although this process of seeking a merger partner has slowed down the process of our developing Angel revenues. The prospect list actually looks

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quite strong as David alluded to. But we don't expect that Netro on a stand-alone business will be generating Angel revenue in Q1.

MR. RICHARDS: Sanjay, can you remind us how many trials you currently have on the Angel platform?

MR. KHARE: There are currently five worldwide trials in the Angel platforms.

MR. RICHARDS: And then more broadly, are there customers that are crossover customers today that are SR and Netro customers?

MR. KHARE: There are indeed crossover customers and that's one of the reasons we are so excited about the transaction. Netro as a smaller company has managed to secure several extremely large customers but the addition particularly of the services, support and turnkey operations that SR Telecom offers and that Pierre alluded to we believe will be a major advantage in enhancing our position in those common customers and broadening the appeal and scope of our deployments within those customers.

MR. RICHARDS: Can you also give us the full diluted share count in Netro?

MR. KHARE: There's approximately 39 million shares outstanding in Netro it's
38.6 million, I think, is the actual number on a fully diluted basis taking into account the money option depending on where the stock closes it will be approximately 40 million shares of Netro outstanding.

MR. RICHARDS: Last question for Pierre, can you just talk about whether you see Board changes at SR Telecom and/or maybe if you just give us a quick overall about any management integration between the two companies.

MR. ST. ARNAUD: Yes Barry, thank you. We have part of the agreement we have opened seats at SR Telecom's Board for representatives of Netro to be appointed by the board of Netro. The existing management which is Gideon which is on the line here, will continue with SR Telecom in a different capacity.

MR. RICHARDS: Terrific, thanks and good luck.

MR. ST. ARNAUD: Thank you.

TELEPHONE OPERATOR: Our following question comes from Eric Catale from Star Capital, please go ahead.

MR. CATALE: Actually a couple of questions. When is the target date for Nasdaq listing and have you already begun the process?

MR. ADAMS: David Adams from SR Telecom I'll take that question. We have - we have already begun the process as you know we are not currently - we do not - we are not currently U.S. GAAP compliant so we will be doing our U.S - or Canada U.S. GAAP reconciliation, that process has begun. We will be filing an F-4 in the United States in the process but we would expect that the transaction should close by early July.

MR. CATALE: Early July. Are you going to start making yourself more available in the U.S. as far as road shows, things of that nature?

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MR. ADAMS: Absolutely, you know, obviously this is a relatively complex transaction and we'll certainly be coming out to talk about this extensively in this period.

MR. CATALE: And just another question, prior to this transaction did Carlos Slim actually own any shares of SR Telecom because I see you've done business with his organization?

MR. ST. ARNAUD: Yes Telmex has been an important customer for us for many, many years.

MR. CATALE: Prior to this transaction do you know if Carlos Slim or Global Telecom's or any of his affiliates own shares in SR Telecom?

MR. ST. ARNAUD: Not to our knowledge.

MR. CATALE: So this was done at an arms length transaction without his influence?

MR. ST. ARNAUD: Yes, absolutely.

MR. CATALE: Thanks.

TELEPHONE OPERATOR: Our next question comes from James Noonan from Merrill Lynch, please go ahead.

MR. NOONAN: Hey, guys, this may be for Mr. Adams or Sanjay. I'm just trying to get a sense about what the cash and cash equivalents were going into the end of last quarter and if we are going to - if we're going to be paying $100 million dividend, this is on the Netro side out to the shareholders we end up with about a $15 million U.S. add to the SR Telecom. Is there - I was kind of hoping we would be adding more to the SR Telecom. Can you give me a rough breakdown, I know it's early in the game here, but a rough breakdown of where the differential goes between the closing cash and the cash equivalents and the 15 million.

MR. ADAMS: Yes, Dave Adams, I can speak to that. The consolidated - we expect the company, if you take a look at our financial statements at the end of year, we had approximately C$40 million in cash and we have - there's scheduled debt service obligations in the first quarter which have reduced that a little bit not significantly. The - you're going to see cash at closing will be significantly more than the incremental add but we will be assuming various liabilities. Not that they will have to be paid out immediately so cash at closing will be significantly more than the incremental adds so you if you take a look at our consolidated cash position which is estimated at closing of around C$75 million.

MR. NOONAN: If it's possible to do a follow-up, this might be really more appropriate of Sanjay I guess, can we get a little bit of a sense from a breakdown from a Netro point of view.

MR. KHARE: I'd actually rather that we defer this discussion of Netro's cash position until we report our quarterly results. Particularly as vis a vis the integration with SR Telecom and their treatment of our cash as well as our liabilities and some restructuring related costs.

MR. NOONAN: Okay that's fair.

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TELEPHONE OPERATOR: We now have a question from Tony Rammer from Clayton Group, please go ahead.

MR. RAMMER: Hi, how are you, congratulations on the deal. I missed the beginning of the call so forgive me. The dividend payment and the issuance of the ADRs are they going to be concurrent with the close of the deal or is there a two step process?

MR. ADAMS: Effectively going to be concurrent, we have a dividend paid immediately prior to closing.

MR. RAMMER: Okay taxable to Netro shareholders?

MR. ADAMS: Sanjay, would you want to comment on that?

MR. KHARE: Yes, the dividend will be structured as a return of capital which obviously is taxable although it's not taxable in the conventional - in the conventional sense of dividends - capital return in our loss position. The merger transaction itself is not clear whether it will be tax free, a tax free merger or a taxable transaction, it's highly dependent on some of the facts and circumstances that will -- that will take place as of the time of the closing. So, whether or not the merger portion of the deal will be taxable is still indeterminate.

MR. RAMMER: Okay and what -- just sort of the time line what we need to get to the closing date?

MR. ADAMS: We indicated that would be early July.

MR. RAMMER: But through the process I know we have to do some registering and get approvals Canadian and U.S. and which approvals are they?

MR. ADAMS: Well, the approvals are primarily in the United States, and the initial period will be done to complete the U.S. Canada GAAP reconciliation and the compilation of the F-4 and after that is complete then we will be proceeding with the other milestones including of course, SEC comments and review.

MR. RAMMER: Gotcha, okay, congrats again, thanks very much appreciate it.

MR. ADAMS: You're welcome.

TELEPHONE OPERATOR: We have a question from Ted Watchtel from Millennium Partners, please go ahead.

MR. WATCHTEL: Yes, I wanted to ask about the fully diluted share count. Is that using $3.11 when you arrived at the 40 million shares?

MR. KHARE: Yes, it was.

MR. WATCHTEL: Okay.

TELEPHONE OPERATOR: We now have a question from Kevin Dedi from RTX Securities, please go ahead.

MR. DEDI: When did you guys say this thing was supposed to close, I missed that.

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MR. ADAMS: Well, obviously the closing is dependent obviously on the SEC review and that's principally where the variability in the time frame is but it's expected based on our process and our schedule we are expecting to close in early July.

MR. DEDI: And your forecasts of being neutral in '04 and accretive in '05 are based on what revenue growth and what model?

MR. ST. ARNAUD: Well, basically if you look at the model here theoretically we would need $40 million in sales in 2004 to achieve these figures.

MR. DEDI: How about '05?

MR. ADAMS: I think I'd prefer not to comment too much on that but you're not looking at doubling those numbers.

MR. DEDI: Not doubling them?

MR. ADAMS: Not, no.

MR. DEDI: Okay, all right, thank you.

TELEPHONE OPERATOR: Our next question comes from Glen Gibbons from P2 Investments, please go ahead.

MR. GIBBONS: Hi guys, congratulations. Just had a quick question is there a break up fee involved here?

MR. ADAMS: Yes, there is.

MR. GIBBONS: Okay can you -

MR. ADAMS: Would you like a follow up question - yeah, the break up fee ranges between -- the break up fee is a maximum of 6 million U.S. dollars.

MR. GIBBONS: Okay and just let me throw out, any management from Netro staying on?

MR. ST. ARNAUD: Yes, like I said Pierre St. Arnaud, like I said, Gideon Ben-Efraim will continue with SR Telecom in a different capacity.

MR. GIBBONS: Okay. Great, thanks a lot guys and congratulations.

MR. ST. ARNAUD: Thank you.

TELEPHONE OPERATOR: We now have a question from John Couchman from Couchman Capital, please go ahead.

MR. COUCHMAN: My question has been answered previously.

MR. ST. ARNAUD: Thank you.

TELEPHONE OPERATOR: We now have a question from Mark Ort from Glacier Capital, please go ahead.

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MR. ORT: Hi, can you walk through how you arrived at the $3.11 value, consideration value?

MR. ADAMS: Based on the number of Netro shares that are outstanding you're looking at $2.56, I believe in cash.

MR. ORT: So you're using the outstanding shares and so are you using outstanding as opposed to fully diluted?

MR. ADAMS: Not fully diluted, fully diluted basis and the balance of it is based on the SR Telecom stock price on March 26, 2003 of C$0.75 per share at 41.5 million shares.

MR. ORT: Fully diluted shares you mentioned earlier was 40 million so 100 divided by 40 is 2.50. Where am I off?

MR. ADAMS: We were using 39 million - we were using the outstanding shares in that calculation. If I come to 256, 250 is the correct number for fully diluted. But you're using 40 million shares.

MR. ORT: Right, the same would apply dividing 41 and a half million as new SRX ADRs the true numbers should be - the true denominator should be 40 million, correct?

MR. ADAMS: Sanjay you're more familiar with your numbers on that one; is that correct.

MR. KHARE: Yes, that's correct.

MR. ORT: So then consideration value is actually closer to $3 than about $3.11 based on fully diluted shares which I presume is ultimately what is going to be the true shareholder base at the time of the closure of the transaction?

MR. KHARE: Yes, I think that's about right.

MR. ORT: Thank you.

TELEPHONE OPERATOR: There are no further questions at this time, please continue.

MR. ST. ARNAUD: Okay. Thank you very much. The restructuring of the telecommunications industry has provided us with a number of opportunities and I'm pleased that we have been able to capitalize on these and further strengthen our global positioning in the fixed wireless access marketplace. Over the last two years we have invested strategically in new technology that will ensure a broader product offering in our core fixed wireless access and accelerate our growth. Through the acquisition of high value, low cost and other technology we have expanded our portfolio to address market opportunities that extend well beyond our traditional business. Our acquisition initiatives provide us a cornerstone for our future growth and the means to build upon it.

Today's announcement is a significant milestone for SR Telecom. It solidifies our global leadership position with the industry's broadest range of fixed wireless access products, offers substantial benefits to our worldwide customer base and significantly strengthens our balance sheet. The other acquisitions we've made over the last three years have demonstrated our ability to integrate new products and technology into our own solutions portfolio. It remains our

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goal to double the size of the company in terms of revenue and I am confident that the Netro acquisition will bring us closer to realizing this goal and will substantially benefit the company, our customers and our shareholders for many years to come.

Thank you for joining us on our conference call today and for your interest in SR Telecom. Please feel free to contact David Adams or myself if you'd like any additional comments from our side, thank you.